UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10888

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2008 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 29, 2009

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$317,238,819	434,328,913
Participant loans	7,556,442	8,074,838
Employer contributions receivable	29,987	11,458
Employee contributions receivable	771,309	—
Due from Trustee for securities sold	32,420	8,316,943

Total assets	325,628,977	450,732,152

Liabilities:
Administrative expenses payable	(50,000)	(48,000)

Net assets available for benefits, before adjustment	325,578,977	450,684,152

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,975,488	346,674

Net assets available for benefits	$327,554,465	451,030,826

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Contributions:
Employee	$16,212,022	15,774,192
Employer	9,879,623	8,877,983
Rollovers	2,099,683	1,304,504

Total contributions	28,191,328	25,956,679

Investment income (loss):
Interest	668,699	664,124
Dividends	16,374,416	22,176,805
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	(63,873,846)	27,903,720
Net appreciation (depreciation) in fair value of mutual funds	(76,238,378)	2,762,760

Total investment income (loss)	(123,069,109)	53,507,409

Payments to participants	(28,392,547)	(37,095,259)
Administrative expenses	(206,033)	(231,238)

Net increase (decrease) in net assets available for benefits	(123,476,361)	42,137,591

Net assets available for benefits:
Beginning of year	451,030,826	408,893,235

End of year	$327,554,465	451,030,826

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

(a)	General

The TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of TOTAL PETROCHEMICALS USA, INC. and other participating employers, hereafter referred to as the “Company or employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company whose shares are publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by an Administrative Committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Fidelity Management Trust Company serves as the trustee and Fidelity Investments Institutional Operations Company, Inc. serves as the independent record keeper.

The Plan was amended on November 1, 2008 to include Total Petroleum Puerto Rico Corporation (USVI) as an employing company.

Effective January 1, 2009 the Plan was amended to include NUK, Inc. as an employing company.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. However, no employee may become a participant if the employee is a member of a collective bargaining unit, the recognized representative of which has not agreed to participation in the Plan by members of such unit. Participants are eligible for Company matching contributions after one year of employment.

(c)	Contributions

Participants may elect to contribute up to 30% of their basic compensation on a pretax basis, up to 6% on an after-tax basis or a combination of pretax and after-tax contributions not exceeding 30% of their basic compensation. For non-collectively bargained employees, “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation and night shift differential. For collectively bargained employees, “compensation” includes annual base pay only and does not include overtime or incentive payments or any other special forms of pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($5,000 per participant in 2008 and 2007). Eligible participants may also elect to rollover-qualified distributions as defined in the Plan document.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Company matching contributions are reduced by participants’ forfeitures.

Non-collectively bargained employees of Atotech USA, Inc. (Atotech) will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pre-tax contributions before a match will be made on after tax contributions.

Non-collectively bargained employees of Total Lubricants USA, Inc. (Lubricants) will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period.

Non-collectively bargained employees of USVI will receive a Company matching contribution equal to 100% of pre-tax contributions up to 7% of the participant’s total eligible compensation for the pay period.

Participants hired after January 1, 2006 are eligible to receive a noncontributory contribution. The noncontributory contribution replaces the existing defined benefit plan benefits as the defined benefit plan was closed to new participants effective January 1, 2006. Employees are immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8% of total eligible compensation.

Employee contributions and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($15,500 in 2008 and 2007).

Employee contributions, Company matching contributions, and noncontributory contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in all contributions plus actual earnings thereon except noncontributory contributions. A 5-year vesting schedule applied to the Company’s noncontributory contribution during 2006. Effective January 1, 2007, the 2006 noncontributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent noncontributory contributions are subject to a 3-year vesting period.

(e)	Investments

Each participant’s account is credited with his or her contribution, the Company matching contribution, the noncontributory contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Investment Options

The following investment options are available to participants:

American Beacon Large Cap Value Fund

American Beacon Small Cap Value Fund

American Funds Growth Fund of America

American Funds American Balanced Fund

CALAMOS Growth Fund

Fidelity Capital Appreciation Fund

Fidelity Diversified International Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom Income Fund

Fidelity Managed Income Portfolio II

Hotchkis & Wiley Mid Cap Value Fund

Oppenheimer Developing Markets Fund

PIMCO Total Return Fund

Royce Premier Institutional Fund

Royce Value Plus Fund

Third Avenue Real Estate Value Fund

TOTAL S.A. ADS

Vanguard Institutional Index Fund

Vanguard Total Bond Market Index Fund

The Fidelity Freedom 2000 Fund was an investment of the Plan at December 31, 2007, however participants are no longer permitted to direct contributions to this fund.

Effective February 15, 2008, the Royce Value Plus Fund has been added as an investment option.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Participant Loans

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one-year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 5% to 10.5% at December 31, 2008. Loan maturity dates range from January 11, 2009 to December 2, 2023 at December 31, 2008.

(h)	Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts of amounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the plan administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active participant may withdraw after-tax contributions and matching contributions made before 1984 and earnings thereon. At any time, a participant age 59 1/2 or older may withdraw his or her total account (other than Company noncontributory contributions).

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allows their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s spouse or beneficiary.

Forfeited balances will be applied first to one of the following purposes as determined by the committee in its discretion: to pay the expenses of administering the Plan, to reinstate any forfeitures that must be reinstated in accordance with the Plan or to reduce participating employer contributions. At December 31, 2008 and 2007, forfeitures totaled approximately $52,000 and $33,000, respectively.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain prior period amounts have been reclassified to conform to the current period presentation.

(b)	Valuation of Investments

Investments are reported at fair market value. The TOTAL S.A. American Depositary Shares (ADS) and mutual funds are valued based upon quoted market prices. The common/collective trust fund that invests in guaranteed investment contracts (GIC’s) and synthetic GIC’s is presented at fair value as well as the adjustment from fair value to contract value. The fair value of fully benefit responsive investment contracts is calculated using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments.

(c)	Participant Loans

Participant loans are recorded at amortized cost.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Payment of Benefits

Payment to participants are recorded as the benefits are paid.

(f)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests, through its investment in the common/collective trust fund, in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan’s adoption of SFAS 157 on January 1, 2008 (See Note 3) did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(3)	Fair Value Measurements

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds and TOTAL S.A. ADS- These investments consists of publicly traded mutual funds and common stock. The fair values are based on quoted market prices.

Common collective trust fund- This investment is a public investment vehicle valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
Interest bearing cash	$2,398	—	—	$2,398
Common collective trust fund	—	48,680,871	—	48,680,871
Mutual funds	124,183,661	—	—	124,183,661
Total S.A. ADS	144,371,889	—	—	144,371,889

Total investments, at fair value	$268,557,948	48,680,871	—	$317,238,819

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

2008:
Vanguard Institutional Index Fund	$20,215,380
Fidelity Diversified International Fund	16,548,050
Fidelity Managed Income Portfolio II (contract value $50,656,359)	48,680,871
TOTAL S.A. ADS	144,371,889
2007:
Vanguard Institutional Index Fund	$34,609,171
Fidelity Diversified International Fund	35,266,306
Fidelity Managed Income Portfolio II (contract value $46,072,104)	45,725,430
Oppenheimer Developing Markets Fund	29,608,701
TOTAL S.A. ADS	187,944,070

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 44% and 42% of total investments as of December 31, 2008 and 2007, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company, which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service a determination letter dated October 30, 2002 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended and restated since receiving the letter; however, Plan management believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code at December 31, 2008 and 2007. The Plan has filed for an updated letter of determination with the Internal Revenue Service but has not yet received the letter.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$327,554,465	451,030,826
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,975,488)	(346,674)

Net assets available for benefits per the Form 5500	$325,578,977	450,684,152

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2008	2007
Total investment income (loss) per the financial statements	$(123,069,109)	53,507,409
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008 and 2007	(1,975,488)	(346,674)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	346,674	592,290

Total investment income (loss) per the Form 5500	$(124,697,923)	53,753,025

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by Fidelity Investments, an affiliate of the trustee. In addition, the Plan invests in TOTAL S.A. ADS, which are shares and units of the parent company of the plan sponsor. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(9)	Delinquent Participant Contributions

As reported on schedule H, Line 4a- schedule of delinquent participant contributions for the year ended December 31, 2008, one participant contribution was not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company for the year ended December 31, 2007. On June 18, 2008 the Company remitted the contribution ($607). On July 21, 2008, lost interest in the amount of $55 was remitted to the Plan.

Schedule I

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2008

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on Line 4(a)	Lost interest
Total Petrochemicals USA, Inc.	Plan Sponsor	2007 Employee catch-up deferral for one participant was not deposited to Plan in a timely manner.	$607	$55

It was noted that there was one unintentional delay by the Company in submitting an employee deferral. On June 18, 2008, the employee deferral ($ 607) was remitted to the Plan. On July 21, 2008, lost interest in the amount of $55 was remitted to the Plan.

See accompanying report of independent registered public accounting firm.

Schedule II

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue/description	Current value
American Beacon Large Cap Value Fund	$2,519,434
American Beacon Small Cap Value Fund	1,032,131
American Funds American Balanced Fund	12,165,682
American Funds Growth Fund of America	5,408,933
CALAMOS Growth Fund	2,372,749
Fidelity Capital Appreciation Fund*	888,190
Fidelity Cash Reserves*	2,398
Fidelity Diversified International Fund*	16,548,050
Fidelity Freedom 2010 Fund*	3,625,905
Fidelity Freedom 2020 Fund*	4,374,546
Fidelity Freedom 2030 Fund*	3,408,255
Fidelity Freedom 2040 Fund*	1,802,766
Fidelity Freedom 2050 Fund*	558,966
Fidelity Freedom Income Fund*	462,183
Fidelity Managed Income Portfolio II*	48,680,871
Hotchkis and Wiley Mid-Cap Value Fund	2,086,807
Oppenheimer Developing Markets Fund	12,072,944
PIMCO Total Return Fund	9,088,182
Royce Premier Institutional Fund	13,570,200
Royce Value Plus Fund	136,118
Third Avenue Real Estate Value Fund	1,708,917
Vanguard Institutional Index Fund	20,215,380
Vanguard Total Bond Market Index Fund	10,137,323
TOTAL S.A.* – ADS	144,371,889
Participant loans* – Interest rates ranging from 5% to 10.5%; loan maturity dates range from January 11, 2009 to December 2, 2023	7,556,442

$324,795,261

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Dated: June 29, 2009	/s/ Carolyn Sanders
Carolyn Sanders, Vice President and Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm